May 28, 2009

Mr. John Nolan
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Via EDGAR

RE:      BOK Financial Corporation
         Form 10-K for the Fiscal Year Ended December 31, 2008
         Form 8-K Dated April 29, 2009
         File No. 0-19341

Dear Mr. Nolan:

This letter is submitted by BOK Financial Corporation ("the Company") in response to comments received from the Securities and Exchange Commission staff in a letter dated April 30, 2009 regarding the Company's Form 10-K for the fiscal year ended December 31, 2008 filed on February 27, 2009 and the Company's Form 8-K dated April 29, 2009.

We appreciate the staff's efforts to assist our compliance with applicable disclosure requirements and to enhance disclosures in our filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-performing Assets, pages 46-49

Comment No. 1

We note the continued deterioration in the credit quality of your loan portfolio, particularly with respect to commercial and commercial real estate loans. Please revise your disclosure in future filings to comprehensively bridge the gap between significant increases in your non-performing and impaired loans and presumably the increased delinquencies in the remaining portfolio. For example, discuss in general the relationship between your non-performing and impaired loans and the allowance for loan losses, discuss in detail how you measure impairment on your impaired loans and link this information to the increase in your allowance for loan losses and discuss in detail the extent to which your non-performing and impaired loans are collateralized. Also, consider disclosing delinquency information on your portfolio and clearly discuss how the specific change in delinquencies impacts your calculation of the allowance for loan losses.

As requested, in future filings beginning June 30, 2009, we will provide a comprehensive discussion of how changes in non-performing and impaired loans affect the allowance for loan losses. We will disclose the carrying value and allowance associated with impaired loans, and charge-offs recognized as reductions of the carrying value of impaired loans. We will also disclose that substantially all non-performing and impaired loans are collateralized and discuss how we measure impairment on impaired loans. Impairment of loans primarily secured by collateral other than real estate is based on estimated cash flows, collateral values or historical statistics in accordance with SFAS No. 114, "Accounting by Creditors for the Impairment of Loans". Impairment of loans primarily secured by real estate is based on appraised value of the collateral.

In addition, we will disclose delinquencies in the remaining loan portfolio to the extent they affect the allowance for loan losses. Our experience has shown that there is little direct correlation between loan delinquency status and impairment or non-performance of commercial and commercial real estate loans. As disclosed in our critical accounting policies, impairment of commercial and commercial real estate loans is largely determined by quarterly credit quality reviews by management. These reviews are independent of delinquency status and identify weaknesses or deteriorating trends while the loans are performing. We will disclose and discuss delinquency trends for residential mortgage and consumer loans where delinquency status may have a higher direct correlation with loss exposure.

Financial Statements

Note (3) Securities, pages 75 - 78

Comment No. 2

In an effort to provide a reader with greater insight to the quality of your investment securities available for sale (AFS) and held-to-maturity (HTM) please provide to us and disclose in future filings the following:

     o Present in tabular format on a fair value and amortized cost basis, any significant concentrations within your AFS and HTM securities. In this regard, please disaggregate your mortgage-backed securities (e.g. Agency MBS, such as GNMA, FNMA, etc., Non-agency MBS, CMOs, etc.);

     o Provide a table, consistent with the format above, that presents the investment securities with their respective credit ratings; and

     o In addition to the information above, provide us with the information through March 31, 2009, if available.

We are providing to you in this response and in future filings beginning June 30, 2009, we will include the following disclosures:

     o A table that disaggregates the amortized cost and fair value of held-to-maturity and available for sale securities for any significant concentrations. We will disaggregate U.S. government agency mortgage-backed securities by agency and privately-issued mortgage-backed securities by type of underlying loan. We will also disaggregate equity securities and mutual
          funds  into  relevant   components.   There  are  no  significant
          concentrations in the held-to-maturity portfolio and no other significant concentrations in the available for sale portfolio.

     o    A  table,   consistent  with  the  format  above,  that  presents  the respective credit ratings for our investment securities. Rating designation is based on the lowest rating issued by any one the three nationally recognized rating agencies, Moodys, Standard & Poors, or Fitch.

     o The information provided as of December 31, 2008 and March 31, 2009 is attached to this letter as Appendix A.


Comment No 3

The staff notes the company holds $1.6b in mortgage backed securities issued by publicly owned financial institutions in its available for sale portfolio which are fair valued at $1.2b at December 31, 2008. Please provide us a detailed analysis of the securities' impairment as of December 31, 2008 that identifies all available evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment. Specifically tell us if you considered all available evidence, including information received after year end, affecting the projected cash flows as of the period end. We may have further comment based on your response.

The Company's evaluation to determine whether impairment of the mortgage-backed securities issued by publicly-owned financial institutions is temporary or other-than-temporary begins with an assessment of management's ability and intent to hold the securities until fair value recovers, even if recovery extends to maturity. The assessment of ability and intent to hold these securities focuses on liquidity needs, asset / liability management objectives and securities portfolio management objectives. Management concluded that as of the date it completed its assessment, it had both the intent and ability to hold these securities until fair value recovers.

The effect of general characteristics of the securities portfolio and current market conditions on impairment is then considered. The Company's portfolio of mortgage-backed securities issued by publicly-owned financial institutions consists primarily of $1.2 billion of Jumbo-A mortgage loans and $393 million of Alt-A mortgage loans. Jumbo-A mortgage loans generally meet government agency underwriting standards, but have loans balances that exceed agency maximums. Alt-A mortgage loans generally do not have sufficient documentation to meet government agency underwriting standards. We attempt to minimize the credit risk of these securities by not investing in pools of sub-prime mortgages or option payment adjustable rate mortgages. In addition, approximately 82% of Alt-A mortgage-backed securities is credit enhanced through investment in senior tranches and 86% of Alt-A mortgage-backed securities represents pools of fixed-rate loans.

Gross unrealized losses on mortgage-backed securities issued by publicly-owned financial institutions increased from $163 million at September 30, 2008 to $396 million at December 31, 2008. Market disruption in the fourth quarter of 2008 substantially reduced the number of buyers for these securities.

Finally, the quarterly evaluation focuses on specific evidence to determine whether losses are temporary or other than temporary. This evaluation assesses whether it is probable that all amounts due would not be collected according to the security's contractual terms using criteria that is consistent with current loan underwriting. Primary evidence used in this evaluation based on currently available information includes:

     o    the rating of the security,

     o    the adjusted loan-to-value ratio, and

     o    the credit enhancement coverage ratio.

Impairment of debt securities is generally considered to be temporary if the security is rated investment grade by all nationally recognized rating agencies who rate the security unless we are aware of evidence to the contrary. At December 31, 2008, approximately $1.4 billion of the mortgage-backed securities issued by publicly-owned financial institutions were rated investment grade by all agencies that rate the security. The remaining $252 million were rated below investment grade by at least one agency that rates the security.

The primary evidence used to evaluate impairment of securities rated below investment grade by any one of the rating agencies are adjusted loan-to-value ratio and credit enhancement coverage ratio. As discussed below, each of these are based on an evaluation of data specific to each loan underlying the securities. Each of the aforementioned criteria is given equal weight in our evaluation.

Adjusted loan-to-value ratio is an estimate of the collateral value available to support the realizable value of the security. The Company calculates the adjusted loan-to-value ratio for each security using loan-level data that comprises each security. The adjusted loan-to-value ratio is the original loan-to-value ratio adjusted for market-specific home price depreciation and the credit enhancement on the specific tranche of the security that we own. The home price depreciation is derived from the Office of Federal Housing Enterprise Oversight (OFEHO). OFEHO provides historical information on home price depreciation at both the Metropolitan Statistical Area (MSA) and state level. This information is matched to each loan to calculate the home price depreciation. We then accumulate the data from the loan level to determine the adjusted loan-to-value ratio for the security as a whole. The Company believes that an adjusted loan-to-value ratio above 85% provides evidence that the collateral value may not provide sufficient cash flows to support our carrying value. The 85% guideline provides a reasonable cushion for further home price depreciation in future periods based on current loss trend for residential real estate loans and is consistent with underwriting standards we use to originate new residential mortgage loans.

Credit enhancement coverage ratio is an estimate of credit enhancement available to absorb current projected losses within the pool of loans that support the security. We acquire the benefit of credit enhancement by investing in super-senior tranches for many of our mortgage-backed securities. Subordinated tranches held by other investors are specifically designed to absorb losses before the super-senior tranches which effectively doubled the typical credit support for these types of bonds. Current projected losses consider depreciation of home prices based on OFHEO data, estimated costs and additional losses to liquidate collateral and delinquency status of the individual loans underlying the security. We believe that a credit enhancement coverage ratio below 1.50 provides evidence that current credit enhancement may not provide sufficient cash flows of the individual loans to support our carrying value at the security level. The credit enhancement coverage ratio guideline of 1.50 times is based on standard underwriting criteria which consider loans with coverage ratios of 1.20 to 1.25 times to be well-secured.

Additional evidence we consider is the current loan-to-value ratio and the FICO score of individual borrowers whose loans are still performing within the collateral pool as forward-looking indicators of possible future losses that could affect our evaluation. Evaluation of all of these of factors corroborated our conclusion that as of December 31, 2008, impairment of these securities was temporary.

As of December 31, 2008, no securities rated below investment grade had an adjusted loan to value greater than 85% or a coverage ratio below 1.50 times. We considered any significant additional information affecting this analysis available through the date of our filing. The adjusted loan-to-value ratio of one security increased from 82.4% to 85.4% based on information received subsequent to December 31, 2008. This security had a credit enhancement coverage ratio in excess of 1.65 times and we determined that our conclusion regarding other-than-temporary impairment was still proper.

Comment No. 4

We note your disclosure that approximately $252m of the company's portfolio of mortgage backed securities are related below investment grade by at least one of the nationally recognized rating agencies and have aggregate unrealized losses at December 31, 2008 of $92 million. In addition, we note your statement that the company expects the number of below investment grade securities to increase as the rating agencies continue their evaluation in a worsening economy. Please tell us how you determined that the securities impairment was temporary at December 31, 2008 considering the fact that the securities were downgraded below investment grade at year end or subsequent to year end. This downgrade appears to be a critical and compelling piece of evidence considering the definition of a below investment grade credit rating states that there is a high or substantial credit risk and that the security has speculative elements or is speculative.

As described above in our response to Comment 3, ratings are only one of the criteria used in our evaluation. Of the eight securities that were rated below investment grade by at least one nationally recognized rating agency, five were rated AAA by at least one other nationally recognized rating agency. This highlights the highly subjective nature of the rating of these securities. Limitations generally expressed by the ratings agencies include statements that ratings do not predict specific percentage of default likelihood over any given period of time and that ratings do not opine on expected loss severity of an obligation should the issuer default. While ratings provide some evidence that impairment may be other-than-temporary, all of the factors noted in our response to Comment 3 must be evaluated as primary evidence to reach an appropriate conclusion as to whether the impairment is temporary.

A detail listing of the evidence evaluated to determine whether impairment was temporary for each security rated below investment grade by any one of the rating agencies is attached to our response as Appendix B.

As we described previously, all of these securities all had an adjusted loan-to-value ratio below 85%. In addition to the adjusted loan-to-value ratio, the coverage ratio for all these securities exceeded 1.50 times. The combination of these factors led us to conclude that it was not probable that all amounts due would not be collected according to the security's contractual terms and that the impairment was temporary.

Our statement that we expect an increase in the number of below investment grade securities as rating agencies continue their evaluations in a worsening economy was intended to be an early warning that the number of below investment grade securities may increase. It was not a predictor of further deterioration of securities already rated below investment grade by at least one of the three rating agencies.

Note (7) Intangible Assets, page 83

Comment No. 5

We note your disclosure in Critical Accounting Policies and in the notes to the consolidated financial statements regarding goodwill impairment testing performed during the periods presented. Please provide us with a list (in tabular format) and consider disclosing in future filings, the reporting unit's fair value, carrying amounts, and reporting unit goodwill.

Our annual impairment testing is performed as of October 1. We also test for goodwill impairment more frequently if conditions indicate that impairment may have been incurred.

We will disclose in future filings the fair value, carrying value and related goodwill of our reporting units for any period during which we prepare a goodwill impairment analysis.

As of October 1, 2008, our reporting units' fair values, net carrying values and goodwill were (in thousands):

                                     Fair
                                    Value         Carrying Value   Goodwill
                                 -------------   --------------- -------------
Oklahoma Corporate Banking          $ 959,536         $ 475,380       $ 4,581
Oklahoma Consumer Banking             433,360            60,340         2,887
Wealth Management                     412,827           156,840           705
Mortgage Banking                       17,549            34,140             -
Regional Banking
    Bank of Texas                     639,448           489,990       240,122
    Colorado State Bank and Trust     181,065           170,620        55,611
    Bank of Albuquerque               275,416           115,820        15,273
    Bank of Arkansas                   45,692            28,520             -
    Bank of Arizona                    97,389            88,420        16,650
    Bank of Kansas City                12,546            40,050             -

                                                                 -------------
Total                                                               $ 335,829
                                                                 =============

Carrying value includes goodwill assigned to the reporting unit.


Note (19) Fair Value of Financial Instruments, pages 102 - 104

Comment No. 6

We note your use of pricing models (independent and third party) to value financial instruments. Please tell us and revise your future filings to disclose the following:

     o The number of prices you generally obtain per instrument, and if you obtain multiple prices, how you determine the ultimate fair value used in your financial statements;

     o Whether, and if so, how and why, you adjust prices obtained from the pricing service; and

     o If true, please include an affirmative statement that based on your internal review procedures, the fair values provided by the pricing services are consistent with the principals of SFAS No 157.

We are furnishing to you and will disclose in future filings that:

     o We generally obtain a single price for each financial instrument from a pricing service.

     o We compare the price provided by the pricing service with other sources, including brokers' quotes, sales or purchases of similar instruments and discounted cash flows to establish a basis for reliance on the pricing service values. Significant differences between the pricing service provided value and other sources are discussed with the pricing service to understand the basis for their values.

o We do not adjust prices obtained from pricing services unless our evaluation indicates that the service-provided prices are not consistent with the principals of SFAS No. 157. No prices were adjusted at December 31, 2008.

o We have evaluated the methodologies employed by the third-party pricing services and determined that the fair values provided are consistent with the principals of SFAS No. 157.


Form 8-K dated April 29, 2009

Comment No. 7

We note your presentation of "tangible common equity ratio" in the information furnished under Item 7.01 of the Form 8-K dated April 29, 2009. This ratio appears to be a non-GAAP measure as defined by Regulation G and Item 10(e) of Regulation S-K as it is not required by GAAP, Commission Rules or banking regulatory requirements.

We agree that tangible common equity ratio is a non-GAAP measure as defined by Regulation G and Item 10(e) of Regulation S-K. We believe that the tangible common equity ratio is a valuable indicator of a financial institution's capital strength since it eliminates intangible assets and equity that does not benefit common shareholders such as preferred equity and equity provided by the TARP program from shareholders' equity and retains the effect of accumulated other comprehensive income (loss) in shareholders' equity. Accordingly, we plan to provide this non-GAAP ratio in the future.

We will comply with the requirements of Regulation G in all future disclosures or public releases of material information to label the tangible common equity ratio as a non-GAAP measure and to provide reconciliation to the most clearly comparable GAAP measure. Further, we will comply with Item 10-(e) of Regulation S-K and provide all disclosures required by Item 10(e)(1)(i) of Regulation S-K in future filings.

                               * * * * * * * * * *

We acknowledge that:

     o The company is responsible for the adequacy and accuracy of the disclosures in the filing;

     o Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking action with respect to the filing, and

     o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 918-588-8673 if I can be of further assistance.

Sincerely,
BOK Financial Corporation

/s/ John C. Morrow
----------------------
John C. Morrow
Senior Vice President,
Chief Accounting Officer

Attachments:
         Appendix A
         Appendix B

Cc:      Steven E. Nell, BOK Financial Corporation
         Tamara Wagman, Dorwart Lawyers
         Robert Kimbro, Ernst & Young

Appendix A

Held-to-Maturity and Available for Sale Securities
(in thousands)

Held-to-Maturity

                                                     March 31, 2009                                     December 31, 2008
                                  -------------------------------------------------  -----------------------------------------------
                                    Amortized      Fair          Gross Unrealized      Amortized      Fair       Gross Unrealized
                                                              ---------------------                           --------------------
                                      Cost         Value        Gains       Losses       Cost         Value      Gains     Losses
                                  ------------------------------------------------------------------------------------------------
Municipal and other tax-exempt      $ 244,682    $ 249,136     $ 4,672      $ (218)    $ 235,791    $ 239,178   $ 3,736    $ (349)
Other debt securities                   7,166        7,204          38           -         6,553        6,591        38         -
----------------------------------------------------------------------------------------------------------------------------------
Total                               $ 251,848    $ 256,340     $ 4,710      $ (218)    $ 242,344    $ 245,769   $ 3,774    $ (349)
----------------------------------------------------------------------------------------------------------------------------------


Available for Sale
                                                  March 31, 2009                                   December 31, 2008
                               ---------------------------------------------------- ------------------------------------------------
                                 Amortized      Fair          Gross Unrealized        Amortized      Fair        Gross Unrealized
                                                         --------------------------                           ----------------------
                                   Cost         Value        Gains       Losses         Cost         Value      Gains     Losses
                               -----------------------------------------------------------------------------------------------------
U.S.Treasury                        $ 6,990      $ 7,088         $ 98          $ -       $ 6,987      $ 7,126      $ 139        $ -
Municipal and other tax-exempt       19,679       20,436          798          (41)       19,537       20,163        664        (38)
Mortgage-backed securities
     U.S. agencies
        FNMA                      2,834,143    2,893,267       63,315       (4,191)    2,194,834    2,225,589     37,855     (7,100)
        FHLMC                     2,196,716    2,250,624       53,908            -     2,222,253    2,254,989     37,577     (4,841)
        GNMA                        190,769      196,257        5,488            -       195,767      200,086      4,319          -
        Other                       273,302      278,731        5,497          (68)      288,041      292,264      4,322        (99)
     -------------------------------------------------------------------------------------------------------------------------------
     Total U.S. agencies          5,494,930    5,618,879      128,208       (4,259)    4,900,895    4,972,928     84,073    (12,040)
     -------------------------------------------------------------------------------------------------------------------------------
     Privately-issued
        Alt-A loans                 373,477      250,706            -     (122,771)      393,118      268,545          -   (124,573)
        Jumbo-A loans             1,183,239      926,939           27     (256,327)    1,243,816      972,693         28   (271,151)
     -------------------------------------------------------------------------------------------------------------------------------
     Total privately-issued       1,556,716    1,177,645           27     (379,098)    1,636,934    1,241,238         28   (395,724)
     -------------------------------------------------------------------------------------------------------------------------------
Total mortgage-backed securities  7,051,646    6,796,524      128,235     (383,357)    6,537,829    6,214,166     84,101   (407,764)
Other debt securities                    35           35            -            -            37           36          -         (1)
Federal Reserve Bank stock           32,423       32,423            -            -        32,380       32,380          -          -
Federal Home Loan Bank stock         86,172       86,172            -            -        61,760       61,760          -          -
Perpetual preferred stocks           24,464       16,161            -       (8,303)       32,472       21,701          -    (10,771)
Other equity securities and
     mutual funds                    32,250       32,964        2,323       (1,609)       31,421       34,119      2,698           -
------------------------------------------------------------------------------------------------------------------------------------
Total                            $7,253,659   $6,991,803    $ 131,454    $(393,310)   $6,722,423   $6,391,451   $ 87,602  $(418,574)
------------------------------------------------------------------------------------------------------------------------------------

Securities by Credit Ratings (1)
March 31, 2009
(in thousands)

Held-to-Maturity                                                                           Not Rated or Below
                       U.S. Government / GSE       AAA - AA               A - BBB           Investment Grade             Total
                       --------------------- -------------------- --------------------- ----------------------- --------------------
                        Amortized   Fair      Amortized    Fair     Amortized    Fair     Amortized      Fair   Amortized     Fair
                          Cost      Value       Cost       Value      Cost       Value      Cost         Value     Cost      Value
                       -------------------------------------------------------------------------------------------------------------
Municipal and other tax-exempt $ -     $ -    $ 29,669   $ 30,475   $ 53,212   $ 53,770  $ 161,801    $ 164,891 $ 244,682  $ 249,136
Other debt securities            -       -           -          -        600        600      6,566        6,604     7,166      7,204
------------------------------------------------------------------------------------------------------------------------------------
Total                          $ -     $ -    $ 29,669   $ 30,475   $ 53,812   $ 54,370  $ 168,367    $ 171,495 $ 251,848  $ 256,340
------------------------------------------------------------------------------------------------------------------------------------


Available for Sale                                                                         Not Rated or Below
                        U.S. Government / GSE        AAA - AA               A - BBB         Investment Grade          Total
                        ---------------------- ---------------------- ------------------- -------------------- -------------------
                         Amortized    Fair      Amortized   Fair      Amortized   Fair     Amortized   Fair     Amortized     Fair
                           Cost       Value       Cost      Value       Cost      Value      Cost      Value       Cost      Value
                        ----------------------------------------------------------------------------------------------------------
U.S.Treasury                $ 6,990    $ 7,088         $ -       $ -       $ -       $ -        $ -       $ -     $ 6,990    $ 7,088
Municipal and other tax-exempt    -          -      15,950    16,632     1,485     1,528      2,244     2,276      19,679     20,436
Mortgage-backed securiti
     U.S. agencies
        FNMA              2,834,143  2,893,267           -         -         -         -          -         -   2,834,143  2,893,267
        FHLMC             2,196,716  2,250,624           -         -         -         -          -         -   2,196,716  2,250,624
        GNMA                190,769    196,257           -         -         -         -          -         -     190,769    196,257
        Other               273,302    278,731           -         -         -         -          -         -     273,302    278,731
     -------------------------------------------------------------------------------------------------------------------------------
     Total U.S. agencies  5,494,930  5,618,879           -         -         -         -          -         -   5,494,930  5,618,879
     -------------------------------------------------------------------------------------------------------------------------------
     Privately-issued
        Alt-A loans               -          -      66,847    58,698    29,235    17,725    277,395   174,283     373,477    250,706
        Jumbo-A loans             -          -     996,215   804,186    27,271    20,192    159,753   102,561   1,183,239    926,939
     -------------------------------------------------------------------------------------------------------------------------------
     Total privately-issued       -          -   1,063,062   862,884    56,506    37,917    437,148   276,844   1,556,716  1,177,645
     -------------------------------------------------------------------------------------------------------------------------------
Total mortgage-backed
     securities           5,494,930  5,618,879   1,063,062   862,884    56,506    37,917    437,148   276,844   7,051,646  6,796,524
Other debt securities             -          -           -         -         -         -         35        35          35         35
Federal Reserve Bank stock   32,423     32,423           -         -         -         -          -         -      32,423     32,423
Federal Home Loan Bank stock 86,172     86,172           -         -         -         -          -         -      86,172     86,172
Perpetual preferred stocks        -          -           -         -    21,824    13,641      2,640     2,520      24,464     16,161
Other equity securities and
     mutual funds                 -          -           -         -         -         -     32,250    32,964      32,250     32,964
------------------------------------------------------------------------------------------------------------------------------------
Total                    $5,620,515 $5,744,562  $1,079,012 $ 879,516  $ 79,815  $ 53,086  $ 474,317 $ 314,639 $ 7,253,659 $6,991,803
------------------------------------------------------------------------------------------------------------------------------------

(1) Credit ratings reflect the lowest current credit rating assigned by a nationally recognized rating agency standardized to conform with Standard & Poors primary rating scale.

Securities by Credit Ratings (1)
December 31, 2008
(in thousands)

Held-to-Maturity                                                                      Not Rated or Below
                      U.S. Government / GSE      AAA - AA             A - BBB          Investment Grade              Total
                       -------------------- ------------------- -------------------  ---------------------  -----------------------
                       Amortized    Fair     Amortized   Fair    Amortized   Fair     Amortized    Fair     Amortized        Fair
                         Cost       Value      Cost      Value     Cost      Value      Cost       Value       Cost         Value
                       ------------------------------------------------------------------------------------------------------------
Municipal and other tax-exempt$ -    $ -     $ 29,680  $ 30,336  $ 56,997  $ 57,280  $ 149,114  $ 151,562   $ 235,791     $ 239,178
Other debt securities           -      -            -         -       600       600      5,953      5,991       6,553         6,591
                       ------------------------------------------------------------------------------------------------------------
Total                         $ -    $ -     $ 29,680  $ 30,336  $ 57,597  $ 57,880  $ 155,067  $ 157,553   $ 242,344     $ 245,769
                       ------------------------------------------------------------------------------------------------------------

Available for Sale                                                                           Not Rated or Below
                            U.S. Government / GSE      AAA - AA                 A - BBB       Investment Grade      Total
                          ----------------------- -------------------- ------------------- -----------------------------------------
                           Amortized     Fair     Amortized     Fair    Amortized   Fair    Amortized   Fair    Amortized     Fair
                             Cost        Value      Cost        Value     Cost      Value     Cost      Value      Cost      Value
                          ----------------------------------------------------------------------------------------------------------
U.S.Treasury                  $ 6,987    $ 7,126      $   -      $   -      $  -       $ -       $ -       $ -    $ 6,987    $ 7,126
Municipal and other tax-exempt      -          -     15,809     16,349     1,485     1,520     2,243     2,294     19,537     20,163
Mortgage-backed securities                                                                                              -          -
     U.S. agencies                                                                                                      -          -
        FNMA                2,194,834  2,225,589          -          -         -         -         -         -  2,194,834  2,225,589
        FHLMC               2,222,253  2,254,989          -          -         -         -         -         -  2,222,253  2,254,989
        GNMA                  195,767    200,086          -          -         -         -         -         -    195,767    200,086
        Other                 288,041    292,264          -          -         -         -         -         -    288,041    292,264
     -------------------------------------------------------------------------------------------------------------------------------
     Total U.S. agencies    4,900,895  4,972,928          -          -         -         -         -         -  4,900,895  4,972,928
     -------------------------------------------------------------------------------------------------------------------------------
     Privately-issued
        Alt-A loans                 -          -     70,764     61,504    70,248    46,863   252,106   160,178    393,118    268,545
        Jumbo-A loans               -          -  1,192,020    929,157    51,796    43,536         -         -  1,243,816    972,693
     -------------------------------------------------------------------------------------------------------------------------------
     Total privately-issue          -          -  1,262,784    990,661   122,044    90,399   252,106   160,178  1,636,934  1,241,238
     -------------------------------------------------------------------------------------------------------------------------------
Total mortgage-backed
     securities             4,900,895  4,972,928  1,262,784    990,661   122,044    90,399   252,106   160,178  6,537,829  6,214,166
Other debt securities               -          -          -          -         -         -        37        36         37         36
Federal Reserve Bank stock     32,380     32,380          -          -         -         -         -         -     32,380     32,380
Federal Home Loan Bank stock   61,760     61,760          -          -         -         -         -         -     61,760     61,760
Perpetual preferred stocks          -          -          -          -    32,472    21,701         -         -     32,472     21,701
Other equity securities and
     mutual funds                   -          -          -          -         -         -    31,421    34,119     31,421     34,119
------------------------------------------------------------------------------------------------------------------------------------
Total                      $5,002,022 $5,074,194 $1,278,593 $1,007,010 $ 156,001 $ 113,620 $ 285,807 $ 196,627 $6,722,423 $6,391,451
------------------------------------------------------------------------------------------------------------------------------------

(1) Credit ratings reflect the lowest current credit rating assigned by a nationally recognized rating agency standardized to conform with Standard & Poors primary rating scale.

Appendix B

                                                          BOK Financial Corporation
                                                      Below Investment Grade Securities
                                                              December 31, 2008


                                                                                 Current
                                                                                  Credit      Cover    Non-Performing(1) Performing
                            Loan       Carrying   Unrealized Moody's S&P   Fitch Enhance Adj   age  Avg ---------------------------
           Name      Type   Type         Value       Loss    Rating Rating Rating  ment  LTV  Ratio Life FICO Curr LTV FICO Curr LTV
-----------------------------------------------------------------------------------------------------------------------------------
BAFC 2007-E 8A1       Alt-A VARIABLE   34,839,949 (10,533,177) NR     AAA    CCC   13.9  75.0   2.3 13.0  714   91.94  719  89.83
CMLTI 2007-6 1A4A     Alt-A VARIABLE    8,111,538  (4,620,239) NR     BB     CC    15.2  76.3   2.3  8.8  691   95.73  725  89.09
CWALT 2006-36T2 1A4   Alt-A FIXED      40,345,923 (21,358,552) NR     B+     CCC    8.8  77.1   2.0  5.2  700   94.22  704  83.45
CWALT 2006-45T1 1A16  Alt-A FIXED      35,863,027 (17,692,264) Aaa    AA     BB    14.5  71.7   2.4  4.4  698   90.71  705  81.79
CWALT 2007-2CB 1A3    Alt-A FIXED      47,213,230 (10,142,598) Aaa    AAA    BB     8.4  68.5   3.5  3.2  695   91.86  718  77.32
RALI 2006-QS14 A7     Alt-A FIXED      42,030,915 (16,216,014) Aaa    BB     B     14.4  67.8   2.7  2.3  696   89.74  712  80.73
RALI 2007-QS8 A9      Alt-A FIXED      30,999,275  (5,647,885) Aaa    A      BB    13.0  70.2   3.1  2.5  684   89.23  707  80.11
WFALT 2007-PA4 4A1    Alt-A VARIABLE   12,702,430  (5,717,572) NR     B+     CCC   11.7  82.4   1.7 10.5  718   93.59  736  92.03
                                      -------------------------
                                      252,106,287 (91,928,301)
                                      =========================

(1) Loans currently 30 days or more past due, in bankruptcy or in foreclosure.